SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ----------------------------

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                 Commission File Number 1-1217

                CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
            (Exact name of registrant as specified in its charter)

                                 4 Irving Place
                            New York, New York 10003
                                 (212) 460-4600
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $2.50 par value
            (Title of each class of securities covered by this Form)

                          $5 Cumulative Preferred Stock
               Cumulative Preferred Stock, Series C, $100 par value
          (Title of all other classes of securities for which a duty to file reports  under section 13(a) and 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    /X/             Rule 12h-3(b)(1)(i)   / /
            Rule 12g-4(a)(1)(ii)   / /             Rule 12h-3(b)(1)(ii)  / /
            Rule 12g-4(a)(2)(i)    / /             Rule 12h-3(b)(2)(i)   / /
            Rule 12g-4(a)(2)(ii)   / /             Rule 12h-3(b)(2)(ii)  / /
                                                   Rule 15d-6            /X/

Approximate number of holders of record as of the certification or notice record date: One.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Consolidated Edison Company of New York has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              CONSOLIDATED EDISON COMPANY OF
                                 NEW YORK, INC.


                              By:  /s/ Joan S. Freilich
                                      Joan S. Freilich
                                    Senior Vice President and
                                    Chief Financial Officer

Date:  January 2, 1998